UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of November, 2007

Commission File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

Notice to the Market

Rio de Janeiro, November 22, 2007

In compliance with Directive Release CVM/SGE/001/03 of January 22, 2003, and article XII, caput, of CVM Instruction 358 of January 03, 2002, Contax Participações S/A (the “Company”) (Bovespa: CTAX3 and CTAX4) announces that it has received an e-mail dated November 19, 2007 from ARGUCIA CAPITAL GESTÃO DE RECURSOS LTDA in which it announces the increase of its interest in the Company, without altering the Company’s control or administrative structure.

The e-mail also stated that through its proprietary book as well as a fund manager, the institution reached a 5,02% participation of the preferred shares issued by the Company, therefore after the acquisition, the institution reached a total amount of preferred shares of 503.645.

Furthermore, ARGUCIA CAPITAL GESTÃO DE RECURSOS LTDA. and its investment funds have not signed any agreement or contract regulating the exercise of voting rights or the purchase and sale of securities issued by the Company.

The transcription of the above-mentioned correspondence follows below.

Sincerely,

Michel Sarkis
CFO and Investor Relations Officer
Contax Participações S/A

NOTICE OF ACQUISITION OF RELEVANT INTEREST

ARGUCIACAPITAL GESTÃO DE RECURSOS LTDA.
Corporate Taxpayer’s ID (CNPJ) 07.221.832/0001 -87

NOTICE OF ACQUISITION OF SHARES

ArguciaCapital Gestão de Recursos Ltda., company headquartered on Rua da Assembléia, nº 10, sala 1701, in the city and state of Rio de Janeiro, registered with the corporate Roll of Taxpayers (CNPJ/MF) under no. 07.221.832/0001 -87 (“Manager”), pursuant to article 12 of CVM instruction 358, dated January 3, 2002, and amendments thereto (“CVM Instruction 358”) hereby informs Contax S.A. (“Company”) that it has acquired 11,300 preferred shares or 0.11% of all the Company’s preferred shares, representing 0.07% of the Company’s total capital, with resources from investments funds and the managed portfolio.

Pursuant to CVM Instruction 358, the Manager also announces that prior to said acquisition, the number of preferred shares held jointly by the referred investment funds and managed portfolio stood at 492,345 preferred shares, or 4.91% of all the Company’s preferred shares, representing 3.10% of the Company’s total capital, and that after the acquisition this number came to 503,645 preferred shares, or 5.02% of the Company’s total preferred shares, representing 3.18% of the Company’s total capital.

The Manager finally announces that it does not intend to alter the Company’s control or administrative structure and that it has not entered into any agreement or contract governing the exercise of voting rights or the purchase of securities issued by the Company.

Pursuant to article 12, paragraph six, of CVM Instruction 358, we request you to transmit this information to the Brazilian Securities and Exchange Commission and the São Paulo Stock Exchange.

Rio de Janeiro, November 19, 2007.

ARGUCIACAPITAL GESTÃO DE RECURSOS LTDA.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 27, 2007

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.